UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Sonder Holdings Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
83542D300
(CUSIP Number)
September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83542D300	13G	Page 2 of 13 Pages

1.	NAME OF REPORTING PERSON Valor Sonder Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 1,056,321(1)
	7.	SOLE DISPOSITIVE POWER —
	8.	SHARED DISPOSITIVE POWER 1,056,321(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,056,321(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12.	TYPE OF REPORTING PERSON OO

(1)	Consists of 476,321 shares of common stock and 580,000 shares of common stock issuable upon the conversion of 580,000 shares of Series A Preferred Stock.

CUSIP No. 83542D300	13G	Page 3 of 13 Pages

1.	NAME OF REPORTING PERSON Valor Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 1,056,321(1)
	7.	SOLE DISPOSITIVE POWER —
	8.	SHARED DISPOSITIVE POWER 1,056,321(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,056,321(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12.	TYPE OF REPORTING PERSON IA

(1)	Consists of 476,321 shares of common stock and 580,000 shares of common stock issuable upon the conversion of 580,000 shares of Series A Preferred Stock.

CUSIP No. 83542D300	13G	Page 4 of 13 Pages

1.	NAME OF REPORTING PERSON Valor Equity Partners IV L.P. Valor Equity Partners IV-A L.P. Valor Equity Partners IV-B L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 1,056,321(1)
	7.	SOLE DISPOSITIVE POWER —
	8.	SHARED DISPOSITIVE POWER 1,056,321(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,056,321(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12.	TYPE OF REPORTING PERSON PN

(1)	Consists of 476,321 shares of common stock and 580,000 shares of common stock issuable upon the conversion of 580,000 shares of Series A Preferred Stock.

CUSIP No. 83542D300	13G	Page 5 of 13 Pages

1.	NAME OF REPORTING PERSON Valor Equity Associates IV L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 1,056,321(1)
	7.	SOLE DISPOSITIVE POWER —
	8.	SHARED DISPOSITIVE POWER 1,056,321(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,056,321(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12.	TYPE OF REPORTING PERSON HC

(1)	Consists of 476,321 shares of common stock and 580,000 shares of common stock issuable upon the conversion of 580,000 shares of Series A Preferred Stock.

CUSIP No. 83542D300	13G	Page 6 of 13 Pages

1.	NAME OF REPORTING PERSON Valor Equity Capital IV LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 1,056,321(1)
	7.	SOLE DISPOSITIVE POWER —
	8.	SHARED DISPOSITIVE POWER 1,056,321(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,056,321(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12.	TYPE OF REPORTING PERSON HC

(1)	Consists of 476,321 shares of common stock and 580,000 shares of common stock issuable upon the conversion of 580,000 shares of Series A Preferred Stock.

CUSIP No. 83542D300	13G	Page 7 of 13 Pages

1.	NAME OF REPORTING PERSON Valor Management L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 1,056,321(1)
	7.	SOLE DISPOSITIVE POWER —
	8.	SHARED DISPOSITIVE POWER 1,056,321(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,056,321(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12.	TYPE OF REPORTING PERSON HC

(1)	Consists of 476,321 shares of common stock and 580,000 shares of common stock issuable upon the conversion of 580,000 shares of Series A Preferred Stock.

CUSIP No. 83542D300	13G	Page 8 of 13 Pages

1.	NAME OF REPORTING PERSON Valor Funds Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 1,056,321(1)
	7.	SOLE DISPOSITIVE POWER —
	8.	SHARED DISPOSITIVE POWER 1,056,321(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,056,321(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12.	TYPE OF REPORTING PERSON HC

(1)	Consists of 476,321 shares of common stock and 580,000 shares of common stock issuable upon the conversion of 580,000 shares of Series A Preferred Stock.

CUSIP No. 83542D300	13G	Page 9 of 13 Pages

1.	NAME OF REPORTING PERSON Antonio J. Gracias
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 1,056,321(1)
	7.	SOLE DISPOSITIVE POWER —
	8.	SHARED DISPOSITIVE POWER 1,056,321(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,056,321(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12.	TYPE OF REPORTING PERSON IN

(1)	Consists of 476,321 shares of common stock and 580,000 shares of common stock issuable upon the conversion of 580,000 shares of Series A Preferred Stock.

CUSIP No. 83542D300	13G	Page 10 of 13 Pages

Item 1(a).	Name of Issuer:

Sonder Holdings Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

447 Sutter St., Suite 405 #542, San Francisco, CA 94108

Item 2(a).	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

1)     Valor Sonder Holdings, LLC
2)     Valor Management LLC

3)     Valor Equity Partners IV L.P.,

4)     Valor Equity Partners IV-A L.P.

5)     Valor Equity Partners IV-B L.P.

6)     Valor Equity Associates IV L.P.

7)     Valor Equity Capital IV LLC
8)     Valor Management L.P
9)     Valor Funds Group LLC
10)   Antonio J. Gracias

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of each Reporting Person is 320 North Sangamon Street, Suite 1200, Chicago, IL 60607.
Item 2(c).	Citizenship:
Each entity Reporting Person is organized under the laws of Delaware. Mr. Gracias is a citizen of the United States.
Item 2(d).	Title of Class of Securities:
Common Stock, $0.0001 par value per share
Item 2(e).	CUSIP Number:
83542D300
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), indicate type of person filing. Not applicable.
Item 4.	Ownership.
(a) Amount beneficially owned: See row 9 of the cover pages.
(b) Percent of class: See row 11 of the cover pages.
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: See row 5 of the cover pages.
(ii) Shared power to vote or direct the vote: See row 6 of the cover page.
(iii) Sole power to dispose or to direct the disposition of: See row 7 of the cover pages.
(iv) Shared power to dispose or to direct the disposition of: See row 8 of the cover pages.

CUSIP No. 83542D300	13G	Page 11 of 13 Pages

As of September 30, 2024, Valor Sonder Holdings, LLC was the holder of record of the shares reported herein. Valor Funds Group LLC is the general partner of Valor Management L.P., which is the managing member of Valor Equity Capital IV LLC, which is the general partner of Valor Equity Associates IV L.P., which, in turn, is the general partner of each of Valor Equity Partners IV L.P., Valor Equity Partners IV-A L.P. and Valor Equity Partners IV-B L.P., or the “Valor Funds.” The Valor Funds are the sole members of Valor Sonder Holdings, LLC. Valor Management LLC provides advisory services to the Valor Funds in accordance with applicable investment management, advisory or similar agreements. By virtue of his positions with foregoing Valor entities, Mr. Gracias may be deemed to share beneficial ownership over the shares held of record by Valor Sonder Holdings, LLC; however, Mr. Gracias disclaims beneficial ownership of such shares for purposes of Sections 13(d) or 13(g) of the Act and the his inclusion in this Schedule 13G shall not be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

Percent of class is based on (i) the number of shares that may be deemed to be beneficially owned by each Reporting Person as of September 30, 2024 and (ii) the number of shares of common stock outstanding as of November 1, 2024 (11,585,625 shares) as reported by the Issuer in its proxy statement for its annual meeting of shareholders filed with the Securities and Exchange Commission on November 8, 2024.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 83542D300	13G	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 14, 2024	Valor Sonder Holdings, LLC

	By:	/s/ Antonio J. Gracias
		Name:	Antonio J. Gracias
		Title:	Manager

Valor Management LLC

	By:	/s/ Antonio J. Gracias
		Name:	Antonio J. Gracias
		Title:	CEO

Valor Equity Partners IV L.P.

	By:	Valor Equity Associates IV L.P., its general partner
	By:	Valor Equity Capital IV LLC, its general partner
	By:	Valor Management L.P., its managing member
	By:	/s/ Antonio J. Gracias
		Name:	Antonio J. Gracias
		Title:	CEO

Valor Equity Partners IV-A L.P.

	By:	Valor Equity Associates IV L.P., its general partner
	By:	Valor Equity Capital IV LLC, its general partner
	By:	Valor Management L.P., its managing member
	By:	/s/ Antonio J. Gracias
		Name:	Antonio J. Gracias
		Title:	CEO

CUSIP No. 83542D300	13G	Page 13 of 13 Pages

Valor Equity Partners IV-B L.P.

By:	Valor Equity Associates IV L.P., its general partner
By:	Valor Equity Capital IV LLC, its general partner
By:	Valor Management L.P., its managing member
By:	/s/ Antonio J. Gracias
	Name:	Antonio J. Gracias
	Title:	CEO

Valor Equity Associates IV L.P.

By:	Valor Equity Capital IV LLC, its general partner
By:	Valor Management L.P., its managing member
By:	/s/ Antonio J. Gracias
	Name:	Antonio J. Gracias
	Title:	CEO

Valor Equity Capital IV LLC

By:	Valor Management L.P., its managing member
By:	/s/ Antonio J. Gracias
	Name:	Antonio J. Gracias
	Title:	CEO

Valor Management L.P.

By:	/s/ Antonio J. Gracias
	Name:	Antonio J. Gracias
	Title:	CEO

Valor Funds Group LLC

By:	/s/ Antonio J. Gracias
	Name:	Antonio J. Gracias
	Title:	Managing Member

/s/ Antonio J. Gracias
	Name:	Antonio J. Gracias